UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 3)

Under the Securities Exchange Act of 1934

Gaming Partners International Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

36467A107
(CUSIP Number)

September 30, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 36467A107	13G	Page 2 of 8 Pages
1.	names of reporting persons i.r.s. identification no. of above persons (entities only) VN Capital Management, LLC 01-05788848
2.	check the appropriate box if a group*	(a) ☐ (b) ☐
3.	sec use only
4.	citizenship or place of organization Delaware, United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	405,890
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	405,890
9.	aggregate amount beneficially owned by each reporting person	405,890
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	5.1%
12.	type of reporting person (See Instructions)	OO

CUSIP No. 36467A107	13G	Page 3 of 8 Pages
1.	names of reporting persons i.r.s. identification no. of above persons (entities only) James T. Vanasek
2.	check the appropriate box if a group*	(a) ☐ (b) ☐
3.	sec use only
4.	citizenship or place of organization United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	405,890
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	405,890
9.	aggregate amount beneficially owned by each reporting person	405,890
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	5.1%
12.	type of reporting person (See Instructions)	in

CUSIP No. 36467A107	13G	Page 4 of 8 Pages
1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Patrick Donnell Noone
2.	check the appropriate box if a group*	(a) ☐ (b) ☐
3.	sec use only
4.	citizenship or place of organization United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	405,890
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	405,890
9.	aggregate amount beneficially owned by each reporting person	405,890
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	5.1%
12.	type of reporting person (See Instructions)	in

CUSIP No. 36467A107	13G	Page 5 of 8 Pages

Item 1.
(a) Name of Issuer:	Gaming Partners International Corporation

(b) Address of Issuer's Principal Executive Offices:	1700 Industrial Road Las Vegas, Nevada 89102

Item 2.
(a) Name of Person Filing:
This Schedule 13G (the “Schedule”) is being filed with respect to shares of Common Stock (as defined below) of Gaming Partners International Corporation (the “Issuer”) which are beneficially owned by VN Capital Management, LLC, James T. Vanasek and Patrick Donnell Noone (together, the “Reporting Persons”).  See Item 4 below.

This Schedule amends the Reporting Persons’ Schedule 13G filed with respect to shares of Common Stock of the Issuer on July 12, 2013 as the Reporting Persons are eligible to file a Schedule 13G as noted in Item 3 below.

(b) Address of Principal Business Office or, if none, Residence:	1133 Broadway, Suite 1609 New York, NY 10010
(c) Citizenship:	VN Capital Management, LLC is a Delaware limited liability company. James T. Vanasek and Patrick Donnell Noone are United States citizens.

(d) Title of Class of Securities:	Common Stock

(e) CUSIP Number:	36467A107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No. 36467A107	13G	Page 6 of 8 Pages

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:	As of the date of this filing, VN Capital Management, LLC, James T. Vanasek and Patrick Donnell Noone are the beneficial owners of 405,890 shares of Common Stock.

(b)	Percent of class:
The beneficial ownership of 5.1% for VN Capital Management, LLC, James T. Vanasek and Patrick Donnell Noone is based on the 7,916,094 outstanding shares of Common Stock of the Issuer, as disclosed on the Issuer’s Form 10-Q filed with the SEC on August 12, 2014.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	VN Capital Management, LLC: 0 James T. Vanasek: 0 Patrick Donnell Noone: 0

(ii)	Shared power to vote or to direct the vote:	VN Capital Management, LLC: 405,980 James T. Vanasek: 405,980 Patrick Donnell Noone: 405,980

(iii)	Sole power to dispose or to direct the disposition of:	VN Capital Management, LLC: 0 James T. Vanasek: 0 Patrick Donnell Noone: 0

(iv)	Shared power to dispose or to direct the disposition of:	VN Capital Management, LLC: 405,980 James T. Vanasek: 405,980 Patrick Donnell Noone: 405,980

CUSIP No. 36467A107	13G	Page 7 of 8 Pages

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.
Item 8. Identification and Classification of Members of the Group.

Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification

(a)
  The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.  ☒

CUSIP No. 36467A107	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2014
VN Capital Management, LLC

By:	/s/ James T. Vanasek
Name:	James T. Vanasek
Title:	Managing Member

/s/ James T. Vanasek
James T. Vanasek

/s/ Patrick Donnell Noone
Patrick Donnell Noone

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)